UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 6, 2009

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

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Set forth below is the text of a press release issued on February 5, 2009.

Luxottica’s FY 2008 consolidated net sales up by 10.7% at constant exchange rates, by 4.7% at current exchange rates

Milan, Italy, February 5, 2009 — The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a global leader in the design, manufacturing and distribution of fashion, luxury and sports eyewear, approved today consolidated net sales results for the fourth quarter and fiscal year 2008.

FY 2008(1)

(In million of Euro)	FY 08	FY 07	% Change

Net Sales	5,201.6	4,966.1	+4.7% (+10.7% at constant exchange rates)

- Wholesale Division to third-party clients	2,092.5	1,703.7	+22.8% (+26.7% at constant exchange rates)

- Retail Division	3,109.1	3,262.3	-4.7% (+2.3% at constant exchange rates)

Fourth Quarter of 2008(1)

(in million of Euro)	4Q08	4Q07	% Change

Net Sales	1,236.5	1,188.5	+4.0% (unchanged at constant exchange rates)

- Wholesale Division to third-party clients	459.7	446.1	+3.1% (+2.2% at constant exchange rates)

- Retail Division	776.8	742.4	+4.6% (-1.3% at constant exchange rates)

Sales trends in 2008

For Luxottica, 2008 was a year characterized by three main factors: the depreciation of the US Dollar against the Euro; the drastic contraction first of the US market and later of the European market; and, the first full year of integration with Oakley.

Consolidated net sales for the full year improved by 10.7% at constant exchange rates (by 4.7% at current exchange rates), to Euro 5,201.6 million, compared with consolidated net sales of Euro 4,966.1 million for fiscal year 2007, mainly due to the inclusion of sales by Oakley. Net pro forma sales (2) at constant exchange rates, on the other hand, were nearly unchanged, declining by 0.8% for the year.

Throughout the year, Luxottica was able to respond rapidly with flexibility and effectiveness to the slowdown it experienced in demand by implementing cost-control and cost-cutting measures that enabled the Group to maintain its operating margin for the first nine months of 2008 substantially in line with previous years. However, during the fourth quarter there was a significant contraction in demand that contributed to an erosion in the Group’s margins in both the Wholesale and Retail Divisions.

Consolidated net sales for the fourth quarter increased to Euro 1,236.5 million, from Euro 1,188.5 million for the same quarter in the previous year (unchanged at constant exchange rates, up by 4% at current exchange rates). At the same time, consolidated net pro forma sales(2) for the quarter decreased by 5.5% at constant exchange rates. This slowdown triggered further cost-cutting measures, the benefits of which Luxottica expects to realize in the coming quarters.

Luxottica currently expects to post consolidated net income for the full year 2008 of approximately Euro 400 million (down by approximately 16% from the previous year(4)), with earnings per share (EPS) for the period of approximately Euro 0.88 (at an average Euro/US Dollar exchange rate of 1:1.47). On a comparable basis, i.e. considering EPS in US Dollars before trademark amortization (3), the decrease in consolidated net income would have been 8%(4). It should be noted that this estimate does not include an extraordinary capital loss of Euro 15 million after taxes (equivalent to EPS of Euro 0.03) arising from the write-off of debt related to the September 2006 sale of the Things Remembered business.

Luxottica also currently estimates that, thanks to its strict control on working capital and despite the negative impact of the Euro/US Dollar exchange rate experienced for the full year, its net debt to EBITDA ratio at December 31, 2008 will be substantially in line with the same ratio as of September 30, 2008.

Andrea Guerra, CEO of Luxottica Group, commented: “2008 was an important year for our Group, one in which we certainly worked on a number of fronts. Most importantly, we successfully closed the first full year of integration with Oakley: despite certain changes in the distribution structure in certain markets, we managed to significantly grow the brand and its visibility, particularly in European and emerging markets, which shows its great underlying value.”

“After years of sustained growth, global markets are now experiencing not a crisis so much as a structural re-adjustment,” continued Mr. Guerra. “Over the past five years, our Group enjoyed a near doubling in sales as well as improved overall performance and profitability, thanks to our unique business model. Now we must be as responsive and flexible as ever in adapting to the new scenario and continue on our path of growth in anticipation of a 2009 that will certainly be challenging for all. For this reason, we are working on the optimization of our working capital and balance sheet, with the clear objective of continuing to generate strong cash flow. We want to make sure we have the appropriate resources to take advantage of all the opportunities that the coming years may offer, while being extremely selective with our investments. At the same time, we are aggressively adjusting our manufacturing, distribution and sales structures to the new level of demand. Similarly, in all areas of the business and regions in which we operate, we are working on our cost structure to make it even leaner.”

Wholesale Division

For the full year, the Wholesale Division posted sales to third parties of Euro 2,092.5 million, compared with Euro 1,703.7 million for 2007 (up by 22.8% at current exchange rates and by 26.7% at constant exchange rates), with growth due almost entirely to the inclusion of Oakley sales. Pro forma sales(2) to third parties for the year rose by 1.3% at constant exchange rates.

Regarding the sales performance by geographic region, in 2008 Luxottica saw positive results in Continental Europe, emerging markets and North America. Over the same period, the Group experienced a slowdown in Southern Europe and Japan.

The latter part of the fourth quarter was characterized by a weakened economy in many geographic regions and massive reductions by clients in their inventories, resulting in a contraction in the results of the Wholesale Division. At the same time, the turnaround in the Euro/dollar exchange rate for the period impacted sales positively.

Sales to third parties for the fourth quarter increased to Euro 459.7 million, from Euro 446.1 million for the same quarter last year (up by 3.1% at current exchange rates and by 2.2% at constant exchange rates). Pro forma sales(2) to third parties, on the other hand, declined by 8.3% at constant exchange rates.

Retail Division

For the year, retail sales declined to Euro 3,109.1 million, from Euro 3,262.3 million for fiscal year 2007 (down by 4.7% at current exchange rates, but up by 2.3% at constant exchange rates). Pro forma sales(2) fell 2.1% at constant exchange rates.

The decline in retail sales in North America was countered by a substantially strong performance in all other geographic regions. In North America, since the beginning of the year, the retail business experienced a strong contraction in traffic at its stores. As a result, comparable store sales(5) at LensCrafters and Pearle Vision declined by 6.5% for the year and by 11.5% for the fourth quarter. Comparable store sales(5) at the Licensed Brand chains were down by 9.1% for the year and by 9.7% for the fourth quarter.

With respect to the sun business, Sunglass Hut’s global comparable store sales(5) for the year were down by 4.9% and by 12.9% for the fourth quarter, with a marked difference between results in North America and in other regions where the chain operates. In Australia and New Zealand, for example, Sunglass Hut’s comparable store sales(5) were up by around 4.5% for the year and by 2.9% for the fourth quarter.

Media and investor relations contacts

Ivan Dompé
Group Corporate Communications Director
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
Group Director of International Communications
Tel.: +39 (02) 8633 4668
Mobile: +39 (335) 7870 903
Email: LucaBiondolillo@Luxottica.com

Alessandra Senici Group Investor Relations Director Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

www.luxottica.com

Notes to the press release

(1) All comparisons, including percentage changes, are between the three- and twelve-month periods ended December 31, 2008 and 2007.

(2) Pro forma data reflects the inclusion of Oakley, Inc., a subsidiary that was acquired in November 2007, as if it had been acquired on January 1, 2007.

(3) EPS before trademark amortization is a non-US GAAP measure. For additional disclosure regarding such measure, please refer to the tables attached.

(4) Does not include an extraordinary item arising from the transfer of a real estate property in 2Q07 of around €20 million before tax and €13 million after tax.

(5) Comparable store sales reflects the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that were also open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and same geographic area.

About Luxottica Group S.p.A.

Luxottica Group is a global leader in premium fashion, luxury and sports eyewear, with over 6,250 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong and well balanced brand portfolio. Luxottica’s key house brands include Ray-Ban, the best known sun eyewear brand in the world, Oakley, Vogue, Persol, Oliver Peoples, Arnette and REVO, while license brands include Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo, Tiffany and Versace. In addition to a global wholesale network covering 130 countries, the Group manages leading retail brands such as LensCrafters and Pearle Vision in North America, OPSM and Laubman & Pank in Australasia, LensCrafters in Greater China and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based manufacturing plants and in two wholly-owned plants in China. In 2008, Luxottica Group posted consolidated net sales of €5.2 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to manage the effect of the poor current global economic conditions on our business and predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- TABLES AND APPENDIX TO FOLLOW -

Non-U.S. GAAP Measures: EPS before Trademark Amortization

Earnings per share before trademark amortization:  Earnings per share (EPS) before trademark amortization means earnings per share before trademark and other similar intangible asset amortization expense, net of taxes, per share.  The Company believes that EPS before trademark amortization is useful to both management and investors in evaluating the Company’s operating performance and prospects compared to that of other companies in its industry.  Our calculation of EPS before trademark amortization allows us to compare our earnings per share with those of other companies without giving effect to the accounting effects of the amortization of the Company’s trademarks and other similar intangible assets, which may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EPS before trademark amortization is not a measure of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include it in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance;

•                  ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  properly define the metrics used and confirm their calculation; and

•                  share this measure with all investors at the same time.

EPS before trademark amortization is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, this non-GAAP measure should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that this measure is not a defined term under U.S. GAAP and its definition should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EPS before trademark amortization may differ from methods used by other companies. The Company recognizes that the usefulness of EPS before trademark amortization as an evaluative tool may have certain limitations, including:

•                  EPS before trademark amortization does not include the effects of amortization of the Company’s trademarks and other intangible assets.  Because trademarks and other intangible assets are important to our business and to our ability to generate sales, we consider trademark amortization expense as a necessary element of our costs.  Therefore, any measure that excludes trademark amortization expense may have material limitations.

We compensate for these limitations by using EPS before trademark amortization as one of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of EPS before trademark amortization to EPS, which is the most directly comparable U.S. GAAP financial measure.

Non-U.S. GAAP Measure: EPS before Trademark Amortization

Millions of Euro, unless otherwise noted

	FY08 (estimated)(1)	FY07	–
Trademark amortization and other similar intangible assets (+)	72	64

Taxes on trademark amortization and other similar intangible assets (-)	(26)	(24)

Trademark amortization and other similar intangible assets, net of taxes (=)	45	40

Average number of shares outstanding as of December 31 (in thousands) (/)	456,564	455,185

Trademark amortization and other similar intangible assets, net of taxes, per share (=)	0.10	0.09

EPS(2)(3) (+)	0.88	1.05	-16.8%

EPS before trademark amortization and other similar intangible assets, net of taxes (=)	0.98	1.14	-14.4%

US$/ € average exchange rate	1.4707	1.3705

EPS before trademark amortization and other similar intangible assets, net of taxes in US$	1.43	1.56	-8.2%

(1) Figures for FY08 are estimated. Luxottica has not yet reported actual net income or EPS for FY08. Actual figures may differ materially from the estimates presented above.

(2) Excluding non-recurring gain related to the sale of a real estate property in 2Q 2007. The impact of the sale was a gain of approximately €20 million before taxes and approximately €13 million after taxes, equivalent to €0.03 at EPS level.

(3) Excluding a non-recurring loss on the write-off of debt related to the sale of Things Remembered. The impact of such write-off is a loss of approximately € 15 million after tax or € 0.03 per share.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: February 6, 2009	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER